UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)

ADMA Biologics, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)

000899 104
(CUSIP Number)

Adam S. Grossman Hariden, LLC 465 State Route 17 South Ramsey, New Jersey 07746
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 000899 104	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hariden, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 839,957
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 839,957
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.52% (1)
14	TYPE OF REPORTING PERSON OO

_____________
(1) Based on 12,886,741 shares of the Company’s common stock outstanding as of November 10, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016.

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Grossman, Adam S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,281,841
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,281,841
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62% (1)
14	TYPE OF REPORTING PERSON IN

_____________
(1) Based on 12,886,741 shares of the Company’s common stock outstanding as of November 10, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016.

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Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 23, 2012 (the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of ADMA Biologics, Inc. (the “Company,” “ADMA” or the “Issuer”). The Company’s principal executive offices are at 465 State Route 17 South, Ramsey, New Jersey 07746.

Item 2.	Identity and Background

(b)	The business address (address of principal business and address of principal office) for the Reporting Persons is 465 State Route 17 South, Ramsey, New Jersey 07746.
(c)
Hariden is a limited liability company formed for the purpose of holding securities of the Company and other entities as well as making other investments, including in real estate.  Mr. Grossman, the managing member of Hariden, is the President and Chief Executive Officer of the Company.  The Company’s principal business is the development of plasma-derived, human immune globulins targeted at niche patient populations, some with unmet medical needs. The Company’s address is 465 State Route 17 South, Ramsey, New Jersey 07746.

Except for Items 2(b) and (c), above, there is no material change to this Item 2.

Item 3.	Source or Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended to add the following additional disclosure:

On April 28, 2016, the Company completed a public offering of 1,892,308 shares of the Company's Common Stock (the “2016 Offering”). In connection with the 2016 Offering, Mr. Grossman purchased 200,000 shares through an entity he controls.

As of the date hereof, Hariden may be deemed to beneficially own 839,957 shares of Common Stock.

As of the date hereof, Mr. Grossman, as the managing member of Hariden, may be deemed to beneficially own the 839,957 shares of Common Stock beneficially owned by Hariden. In addition, as of the date hereof, Mr. Grossman beneficially owns (i) 3,711 shares of outstanding Common Stock and (ii) options to purchase 438,173 shares of Common Stock at a weighted average exercise price of $7.53 per share.

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Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended as follows:

The Reporting Persons acquired the Company’s shares in connection with the Merger (as disclosed in the original filing of this Schedule 13D), pursuant to option exercises from time to time, and in connection with the 2016 Offering described above. Except in connection with the possible future exercise of options to purchase Common Stock beneficially owned by Mr. Grossman, and except as contemplated by the agreements disclosed under Item 6 below, neither of the Reporting Persons has present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of the above matters.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Hariden may be deemed to beneficially own 839,957 shares of Common Stock, amounting to approximately 6.52% of the outstanding shares of Common Stock as of the date hereof (calculated in the manner prescribed by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Mr. Grossman may be deemed to beneficially own the shares of Common Stock beneficially owned by Hariden and, in addition to 3,711 shares of Common Stock owned directly and 438,173 shares of Common Stock issuable upon exercise of options to purchase Common Stock. The number of shares beneficially owned by Mr. Grossman amounts to approximately 9.62% of the outstanding shares of Common Stock as of the date hereof (calculated in the manner prescribed by Rule 13d-3 under the Exchange Act).

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(b) Hariden may be deemed to have the sole power to vote or to direct the vote and/or the sole power to dispose or to direct the disposition of the 839,957 shares of Common Stock beneficially owned by it. Mr. Grossman may be deemed to have the sole power to vote or to direct the vote and/or the sole power to dispose or to direct the disposition of the 1,281,841 shares of Common Stock beneficially owned by him.

(c) Except as described in this Schedule 13D, the Reporting Person did not engage in any transactions in shares of Common Stock during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended as follows:

Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between any of the persons named in Item 2 and any person with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Master Purchase and Sale Agreement

As disclosed in the Issuer’s Form 8-K filed on January 23, 2017, on January 21, 2017, the Issuer and its wholly-owned subsidiary, ADMA BioManufacturing, LLC, a Delaware limited liability company (“Buyer”), entered into a Master Purchase and Sale Agreement (the “Purchase Agreement”) with Biotest Pharmaceuticals Corporation, a Delaware corporation ( “Seller”), and for certain limited purposes set forth in the Purchase Agreement, Biotest AG, a company organized under the laws of Germany and the ultimate parent company of Seller (“Biotest”), and Biotest US Corporation, a Delaware corporation and subsidiary of Biotest (together with Biotest, the “Biotest Guarantors”), pursuant to which Buyer has agreed to acquire (the “Acquisition”) certain assets and assume certain liabilities constituting the therapy business of Seller (the “Business”).  Seller will retain its plasma business.  The Business to be acquired by Buyer includes (a) a U.S. based Food and Drug Administration (FDA) licensed immune globulin manufacturing and plasma products production  facility of two buildings of approximately 126,000 square feet located on approximately 15 acres of land in Boca Raton, Florida, and the associated real property, (b) all exclusive rights to FDA licensed biologics products Nabi-HB®, BIVIGAM® and the investigational product CIVACIR®, (c) in-process inventory with an agreed-upon value of at least $5 million, (d) certain other properties and assets used exclusively in the Business, and (e) certain additional assets which relate to both the Business and Seller’s plasma business the arrangement with respect to which will be documented in a transition services agreement to be mutually agreed by the parties between the signing of the Purchase Agreement and the closing of the proposed Acquisition.

Subject to the terms and conditions of the Purchase Agreement, upon the closing of the Acquisition, as part of the consideration, the Issuer has agreed to deliver to Seller an aggregate equity interest in the Issuer equal to fifty (50%), less one (1) share, of the issued and outstanding ADMA capital stock (calculated as of immediately following the closing and on a post-closing issuance basis) (the “Biotest Equity Interest”), consisting of (x) ADMA Common Stock representing twenty-five percent (25%) of the issued and outstanding Common Stock of ADMA, equal to 4,295,580 shares of Common Stock and (y) non-voting common stock equal to 8,591,160 shares of ADMA Common Stock representing the balance of the Biotest Equity Interest which is convertible into Common Stock of ADMA upon the occurrence of certain specified events.

CUSIP No. 000899 104	SCHEDULE 13D	Page 7 of 8

Voting Agreement

On January 21, 2017, in connection with the execution and delivery of the Purchase Agreement, Mr. Grossman and Hariden entered into a Voting Agreement (the “Voting Agreement”) with Seller and the Company. The shares subject to the Voting Agreement represent approximately 6.55% of the issued and outstanding voting securities of the Issuer.

The Voting Agreement generally requires that the Reporting Persons: (i) vote all of their shares of Common Stock in favor of the Purchase Agreement and all transactions contemplated by the Purchase Agreement; (ii) vote against any alternative transaction; (iii) not transfer their Common Stock during the term of the Voting Agreement or enter into any other voting agreement, voting trust or similar agreement with respect to any of their shares of Common Stock and (iv) not take any action that would constitute a violation of the non-solicitation provisions of the Purchase Agreement if taken by the Issuer, its representatives or affiliates, with the limitations and exceptions of such provisions of the Purchase Agreement that are applicable to the Issuer, its representatives or affiliates being similarly applicable to the Reporting Persons.

The Voting Agreement includes a cap of 25% on the aggregate voting power represented all voting agreements signed by stockholders of the Issuer in connection with the Acquisition, taken together, if, in response to a “Superior Transaction” (as defined in the Purchase Agreement) received by the Issuer’s board of directors, the Issuer’s board of directors makes an “Adverse Recommendation Change” (as defined in the Purchase Agreement) in accordance with Section 6.8 of the Purchase Agreement and it does not terminate the Purchase Agreement.  In such circumstances, the Reporting Persons voting power would be reduced pro rata along with any other stockholders who have signed voting agreements with respect to the Acquisition.

The Voting Agreement terminates upon the first to occur of (i) the closing date, (ii) the termination of the Voting Agreement by mutual consent of the parties thereto, (iii) the termination of the Purchase Agreement, (iv) September 30, 2017 and (v) any amendment, modification or waiver to the Purchase Agreement that changes the form, timing or amount of the purchase price or other consideration contemplated by the Purchase Agreement.

The foregoing description of the Voting Agreement is not complete and is qualified entirely by reference to the full text of such agreement, filed herewith as Exhibit 8.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 8:	Voting Agreement, dated as of January 21, 2017, by and among Biotest Pharmaceuticals Corporation, a Delaware corporation, ADMA Biologics, Inc., a Delaware corporation, and each of the Persons listed on Schedule 1 thereto.

CUSIP No. 000899 104	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2017

Hariden, LLC

By:	/s/ Adam S. Grossman
Adam S. Grossman
Managing Member

/s/ Adam S. Grossman
Adam S. Grossman

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).